Exhibit 99.4

PRO FORMA VALUATION UPDATE REPORT

MEETINGHOUSE BANCORP, INC.
Dorchester, Massachusetts

PROPOSED HOLDING COMPANY FOR:
MEETINGHOUSE BANK
Dorchester, Massachusetts

Dated As Of:
May 25, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia  22201

May 25, 2012

Board of Directors

Meetinghouse Bank

2250 Dorchester Avenue

Dorchester, Massachusetts  02124

Members of the Board of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”) and reissued by the Office of the Comptroller Currency (“OCC”), and  applicable interpretations thereof.  Such Valuation Guidelines are relied upon by the Federal Reserve Board (“FRB”), the Federal Deposit Insurance Corporation (“FDIC”) and the Massachusetts Commissioner of the Banks (the “Commissioner”) in the absence of separate written valuation guidelines.  Our original appraisal report, dated March 23, 2012 (the “Original Appraisal”) is incorporated herein by reference.  As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

The Board of Directors of Meetinghouse Bank, Dorchester, Massachusetts (““Meetinghouse Bank” or the “Bank”) adopted the plan of conversion on January 17, 2012, incorporated herein by reference.  Pursuant to the plan of conversion, the Bank will convert from a Massachusetts mutual cooperative bank to a Massachusetts stock cooperative bank and become a wholly-owned subsidiary of Meetinghouse Bancorp, Inc. (“Meetinghouse Bancorp” or the “Company”), a newly formed Maryland corporation.

Meetinghouse Bancorp will offer 100% of its common stock to qualifying depositors of the Bank in a subscription offering to Eligible Account Holders, Supplemental Eligible Account Holders, Tax-Qualified Employee Benefit Plans including Meetinghouse Bank’s employee stock ownership plan (the “ESOP”) and Employees, Officers and Directors, as such terms are defined for purposes of applicable federal regulatory guidelines governing mutual-to-stock conversions.  To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale to members of the general public in a community offering and/or an underwritten public offering.  Going forward, Meetinghouse Bancorp will own 100% of the Bank’s stock, and the Bank will initially be Meetinghouse Bancorp’s sole subsidiary.  A portion of the net proceeds received from the sale of common stock will be used to purchase all of the then to be issued and outstanding capital stock of the Bank and the balance of the net proceeds will be retained by the Company.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Directors

May 25, 2012

At this time, no other activities are contemplated for the Company other than the ownership of the Bank, a loan to the newly-formed ESOP and reinvestment of the proceeds that are retained by the Company.  In the future, Meetinghouse Bancorp may acquire or organize other operating subsidiaries, diversify into other banking-related activities, pay dividends or repurchase its stock, although there are no specific plans to undertake such activities at the present time.

This updated appraisal reflects the following noteworthy items:  (1) a review of recent developments in Meetinghouse Bank’s financial condition, including financial data through March 31, 2012; (2) an updated comparison of Meetinghouse Bank’s financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and (3) a review of stock market conditions since the date of the Original Appraisal.

The estimated pro forma market value is defined as the price at which the Company’s common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock.  Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.  RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities.  RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1.         Financial Results

Table 1 presents summary balance sheet and income statement details for the twelve months ended December 31, 2011 and updated financial information through March 31, 2012.  Meetinghouse Bank’s assets increased by $3.9 million or 5.7% from December 31, 2011 to March 31, 2012.  Most of the increase in assets consisted of cash and cash equivalents, as deposit growth during the quarter was maintained in short-term liquid funds.  Overall, cash and investments (inclusive of FHLB stock) increased from $21.2 million or 30.9% of assets at December 31, 2011 to $26.2 million or 36.1% of assets at March 31, 2012.  Loans receivable decreased from $41.8 million or 60.9% of assets at December 31, 2011 to $41.4 million or 57.1% of assets at March 31, 2012, while the balance of loans held for sale decreased from $3.4 million or 5.0% of assets at December 31, 2011 to $2.4 million or 3.3% of assets at March 31, 2012.

Board of Directors

May 25, 2012

Table 1

Meetinghouse Bank

Recent Financial Data

	At December 31, 2011		At March 31, 2012
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$68,663	100.00%	$72,588	100.00%
Cash, cash equivalents	12,988	18.92	16,131	22.22
Investment securities/CDs	7,259	10.57	9,224	12.71
Loans held for sale	3,436	5.00	2,412	3.32
Loans receivable, net	41,835	60.93	41,415	57.05
FHLB stock/Co-op Central Bank deposit	954	1.39	828	1.14
Deposits	63,232	92.09	67,048	92.37
Total equity	5,233	7.62	5,270	7.26

	12 Months Ended		12 Months Ended
	December 31, 2011		March 31, 2012
	Amount	Avg. Assets	Amount	Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest income	$2,691	4.15%	$2,663	3.98%
Interest expense	(640)	(0.99)	(630)	(0.94)
Net interest income	2,051	3.15	2,033	3.04
Provisions for loan losses	(16)	(0.02)	(12)	(0.02)
Net interest income after prov.	2,035	3.14	2,021	3.02

Non-interest operating income	341	0.53	335	0.50
Gain on sale of loans	449	0.69	482	0.72
Non-interest operating expense	(2,467)	(3.80)	(2,477)	(3.70)
Income before income tax expense	358	0.55	361	0.54
Income taxes	(144)	(0.22)	(145)	(0.22)
Net income	$214	0.33%	$216	0.32%

Sources:  Meetinghouse Bank’s prospectus, audited and unaudited financial statements, and RP Financial calculations.

Board of Directors

May 25, 2012

The Bank’s updated credit quality measures remained favorably low for non-performing assets.  Meetinghouse Bank’s non-performing assets decreased from $525,000 or 0.76% of assets at December 31, 2011 to $502,000 or 0.69% of assets at March 31, 2012.  Slight decreases in the balances of non-accruing loans and other real estate owned accounted for the decrease in the non-performing assets balance.  As of March 31, 2012, non-performing assets consisted of $2,000 of non-accruing loans and $500,000 of other real estate owned.

Asset growth during the quarter was largely funded by deposit growth, with total deposits increasing form $63.2 million or 92.1% of assets at December 31, 2011 to $67.0 million or 92.4% of assets at March 31, 2012.  Borrowings remained at a zero balance during the first quarter of 2012.  Meetinghouse Bank’s equity increased by $37,000 during the first quarter, which was largely attributable to the retention of first quarter earnings.  However, as the result comparatively stronger asset growth during the first quarter, Meetinghouse Bank’s equity-to-assets ratio decreased from 7.6% at December 31, 2011 to 7.3% at March 31, 2012.

Meetinghouse Bank’s operating results for the twelve months ended December 31, 2011 and March 31, 2012 are also set forth in Table 1.  The Bank’s earnings were essentially flat for the comparative twelve month periods shown in Table 1.  Reported earnings increased from $214,000 or 0.33% of average assets for the twelve months ended December 31, 2011 to $216,000 or 0.32% of average assets for the twelve months ended March 31, 2012.  The slight increase in net income was due to an increase in gain on the sale of loans and a decrease in loan loss provisions, which were substantially offset by decreases in net interest income and non-interest operating income and an increase in operating expenses.

Meetinghouse Bank’s net interest income was down slightly during the most recent twelve month period, decreasing as a percent of average assets from 3.15% for the twelve months ended December 31, 2011 to 3.04% for the twelve months ended March 31, 2012.  The decrease in the net interest income ratio was due to a more significant decrease in the interest income ratio compared to the interest expense ratio, which was consistent with trend in the Bank’s interest rate spread.  The more significant decline in yield earned on interest-earning assets relative to the rate paid on interest-bearing liabilities reflects the shift in the Bank’s interest-earning asset composition towards a higher concentration of cash and cash equivalents.  Meetinghouse Bank’s interest spread declined from 3.42% for the six months ended March 31, 2011 to 3.01% for the six months ended March 31, 2012.

Operating expenses were up slightly during the most recent twelve month period, but declined as a percent of average assets from 3.80% during the twelve months ended December 31, 2011 to 3.70% during the twelve months ended March 31, 2012.  Overall, Meetinghouse Bank’s updated ratios for net interest income and operating expenses provided for a similar expense coverage ratio (net interest income divided by operating expenses) compared to the prior twelve month period.  Meetinghouse Bank’s expense coverage ratio equaled 0.83x and 0.82x for the twelve months ended December 31, 2011 and March 31, 2012, respectively.

Non-interest operating income was slightly lower during the most recent twelve month period, decreasing from 0.53% of average assets for the twelve months ended December 31, 2011 to 0.50% of average assets for the twelve months ended March 31, 2012. Comparatively, gains on the sale of loans were higher during the most recent twelve month

Board of Directors

May 25, 2012

period, increasing from 0.69% of average assets during the twelve months ended December 31, 2011 to 0.72% of average assets during the twelve months ended March 31, 2012.  Overall, when factoring non-interest operating income into core earnings, the Bank’s updated efficiency ratio of 86.85% (operating expenses, net of goodwill amortization, as a percent of net interest income plus non-interest operating income and recurring loan sale gains) was consistent with the 86.96% efficiency ratio recorded for the twelve months ended December 31, 2011.

Loan loss provisions were down slightly during the most recent twelve month period and as a percent of average assets equaled 0.02% for both twelve month periods.  As of March 31, 2012, the Bank maintained valuation allowances of $328,000, equal to 0.78%% of net loans receivable.

2.         Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Meetinghouse Bank, the Peer Group and all publicly-traded thrifts.  The Bank’s and the Peer Group’s ratios are based on financial results through March 31, 2012, unless otherwise indicated for the Peer Group companies.

In general, the comparative balance sheet ratios for the Bank and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal.  Consistent with the Original Appraisal, the Bank’s and the Peer Group’s updated interest-earning asset compositions reflected fairly similar concentrations of loans and cash and investments, with the Bank’s update ratios showing a slightly lower concentration of loans and a slightly higher concentration of cash and investments relative to the comparable Peer Group ratios.  Overall, the Bank maintained a slightly higher level of interest-earning assets than the Peer Group, as updated interest-earning assets-to-assets ratios equaled 96.4% and 94.7% for the Bank and the Peer Group, respectively.

The updated mix of deposits and borrowings maintained by Meetinghouse Bank and the Peer Group also did not change significantly from the Original Appraisal.  Meetinghouse Bank’s funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures.  Updated interest-bearing liabilities-to-assets ratios equaled 92.4% and 83.7% for the Bank and the Peer Group, respectively.  Meetinghouse Bank’s updated tangible equity-to-assets ratio equaled 7.3%, which remained below the comparable Peer Group ratio of 14.8%.  Overall, Meetinghouse Bank’s updated interest-earning assets-to-interest-bearing liabilities (“IEA/IBL”) ratio equaled 104.3%, which remained below the comparable Peer Group ratio of 113.1%.  As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to increase Meetinghouse Bank’s IEA/IBL ratio to a ratio that is more comparable to the Peer Group’s ratio, as the level of interest-bearing liabilities funding assets will be lower due to the increase in capital realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Updated growth rates for Meetinghouse Bank are based on annualized growth rates for the six months ended March 31, 2012 and the Peer Group’s growth rates are based on annual growth rates for the twelve months ended March 31, 2012 or the most recent twelve month period available.  Meetinghouse Bank’s assets increased by 19.3%, versus asset growth

Board of Directors

May 25, 2012

Table 2

Balance Sheet Composition and Growth Rates

Comparable Institution Analysis

As of March 31, 2012

		Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital

		Cash &	MBS &				Borrowed	Subd.	Net	Goodwill	Tng Net		MBS, Cash &			Borrows.	Net	Tng Net
		Equivalents	Invest	BOLI	Loans	Deposits	Funds	Debt	Worth	& Intang	Worth	Assets	Investments	Loans	Deposits	&Subdebt	Worth	Worth	Tangible	Core	Reg.Cap.

Meetinghouse Bank
March 31, 2012		22.2%	13.8%	0.0%	60.4%	92.4%	0.0%	0.0%	7.3%	0.0%	7.3%	19.29%	104.03%	-12.71%	20.72%	0.00%	4.07%	4.07%	7.38%	7.38%	14.93%

All Public Companies
Averages		6.6%	22.1%	1.6%	65.1%	74.3%	11.4%	0.4%	12.7%	0.8%	12.0%	4.03%	10.20%	2.43%	4.36%	-6.67%	2.44%	2.29%	11.80%	11.70%	20.09%
Medians		5.7%	19.5%	1.7%	67.8%	74.5%	9.9%	0.0%	12.0%	0.1%	11.1%	2.30%	6.21%	0.11%	3.02%	-7.99%	2.08%	2.38%	11.78%	11.74%	18.31%

State of MA
Averages		6.7%	15.6%	1.6%	72.3%	74.9%	10.7%	0.3%	13.1%	0.9%	12.2%	17.57%	14.96%	18.53%	17.11%	7.48%	6.89%	0.39%	14.87%	11.17%	17.07%
Medians		7.2%	12.4%	1.6%	74.6%	74.0%	10.1%	0.0%	13.7%	0.0%	11.8%	6.64%	13.42%	8.02%	9.62%	-1.14%	2.16%	-2.45%	14.87%	11.17%	16.05%

Comparable Group
Averages		8.5%	23.6%	2.0%	62.6%	70.2%	13.5%	0.0%	15.0%	0.2%	14.8%	6.25%	17.58%	0.35%	4.44%	-10.81%	-0.47%	-0.37%	15.85%	15.85%	23.38%
Medians		7.0%	14.2%	2.3%	68.9%	72.5%	12.1%	0.0%	15.9%	0.0%	15.2%	4.01%	11.80%	1.19%	5.10%	-15.93%	-2.03%	-1.96%	14.87%	14.87%	22.93%

Comparable Group
ALLB	Alliance Bancorp, Inc. of PA	23.7%	11.9%	2.5%	57.3%	80.9%	0.6%	0.0%	17.1%	0.0%	17.1%	2.46%	10.78%	-3.49%	3.59%	-15.93%	-3.33%	-3.33%	NA	NA	NA
CBNK	Chicopee Bancorp, Inc. of MA	9.2%	11.1%	2.2%	74.6%	74.1%	11.0%	0.0%	14.8%	0.0%	14.8%	4.01%	14.82%	1.90%	11.02%	-22.40%	-2.45%	-2.45%	NA	NA	19.50%
FFCO	FedFirst Financial Corp. of PA	6.7%	16.5%	2.4%	71.7%	67.6%	13.7%	0.0%	17.0%	0.4%	16.7%	1.10%	-5.34%	3.46%	6.60%	-19.36%	-1.61%	-1.46%	13.46%	13.46%	24.58%
HBNK	Hampden Bancorp, Inc. of MA	6.3%	22.3%	2.6%	66.1%	71.3%	13.2%	0.0%	14.3%	0.0%	14.3%	6.28%	12.03%	2.69%	3.40%	46.77%	-5.85%	-5.85%	NA	NA	21.40%
MFLR	Mayflower Bancorp, Inc. of MA	4.9%	35.8%	0.0%	53.4%	90.1%	0.4%	0.0%	8.7%	0.0%	8.7%	1.89%	-3.09%	7.90%	2.51%	-71.43%	3.34%	3.34%	NA	NA	NA
NFSB	Newport Bancorp, Inc. of RI	8.5%	9.1%	2.4%	75.6%	58.4%	29.7%	0.0%	11.2%	0.0%	11.2%	4.01%	33.13%	-0.60%	4.64%	2.78%	3.96%	3.96%	NA	NA	NA
OBAF	OBA Financial Serv. Inc. of MD	12.2%	10.9%	2.3%	72.0%	65.8%	14.1%	0.0%	19.4%	0.0%	19.4%	10.07%	65.06%	0.05%	19.60%	-2.68%	-6.24%	-6.24%	19.22%	19.22%	30.26%
PEOP	Peoples Fed. Bancshares Inc. of MA	7.2%	11.5%	3.4%	75.5%	73.9%	4.3%	0.0%	20.3%	0.0%	20.3%	5.55%	1.39%	7.04%	7.93%	4.35%	-2.64%	-2.64%	14.87%	14.87%	24.45%
STND	Standard Financial Corp. of PA	4.1%	24.6%	2.2%	65.2%	73.6%	7.8%	0.0%	17.6%	2.1%	15.5%	3.13%	11.57%	0.48%	5.57%	-19.38%	4.39%	5.27%	NA	NA	NA
WVFC	WVS Financial Corp. of PA	2.0%	82.4%	0.0%	14.3%	46.0%	40.5%	0.0%	9.8%	0.0%	9.8%	23.96%	35.47%	-15.90%	-20.47%	NM	5.74%	5.74%	NA	NA	20.10%

Source:  SNL Financial, LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

Board of Directors

May 25, 2012

Table 3

Income as Percent of Average Assets and Yields, Costs, Spreads

Comparable Institution Analysis

For the 12 Months Ended March 31, 2012

			Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads

						Loss	NII				Total								MEMO:	MEMO:
		Net				Provis.	After	Loan	R.E.	Other	Other	G&A	Goodwill	Net	Extrao.	Yield	Cost	Yld-Cost	Assets/	Effective
		Income	Income	Expense	NII	on IEA	Provis.	Fees	Oper.	Income	Income	Expense	Amort.	Gains	Items	On Assets	Of Funds	Spread	FTE Emp.	Tax Rate

Meetinghouse Bank
March 31, 2012		0.32%	3.98%	0.94%	3.04%	0.02%	3.02%	0.00%	0.00%	0.50%	0.50%	3.70%	0.00%	0.72%	0.00%	4.34%	1.22%	3.12%	$3,457	40.17%

All Public Companies
Averages		0.26%	4.24%	1.12%	3.12%	0.51%	2.60%	0.02%	-0.10%	0.75%	0.68%	2.89%	0.04%	0.13%	0.00%	4.52%	1.30%	3.22%	$6,001	30.88%
Medians		0.38%	4.18%	1.05%	3.09%	0.29%	2.65%	0.00%	-0.02%	0.56%	0.53%	2.80%	0.00%	0.04%	0.00%	4.51%	1.23%	3.17%	$5,069	29.98%

State of MA
Averages		0.39%	4.15%	0.94%	3.21%	0.18%	3.03%	0.02%	-0.03%	0.51%	0.50%	2.85%	0.02%	0.00%	0.00%	4.39%	1.10%	3.29%	$7,528	32.27%
Medians		0.49%	4.17%	0.92%	3.20%	0.19%	3.00%	0.00%	-0.01%	0.43%	0.44%	2.73%	0.00%	0.01%	0.00%	4.51%	1.09%	3.25%	$5,805	34.58%

Comparable Group
Averages		0.39%	3.99%	0.97%	3.03%	0.21%	2.82%	0.01%	-0.02%	0.44%	0.43%	2.72%	0.01%	0.05%	0.00%	4.23%	1.16%	3.07%	$5,629	34.44%
Medians		0.35%	4.13%	1.04%	3.09%	0.20%	2.95%	0.00%	-0.02%	0.47%	0.46%	3.00%	0.00%	0.02%	0.00%	4.38%	1.27%	3.09%	$5,314	34.24%

Comparable Group
ALLB	Alliance Bancorp, Inc. of PA	0.21%	3.91%	0.81%	3.09%	0.69%	2.40%	0.00%	0.00%	0.16%	0.16%	2.39%	0.00%	0.00%	0.00%	4.18%	1.01%	3.17%	$5,260	NM
CBNK	Chicopee Bancorp, Inc. of MA	0.24%	4.17%	1.11%	3.06%	0.10%	2.95%	0.00%	-0.03%	0.50%	0.48%	3.22%	0.00%	0.03%	0.00%	4.40%	1.31%	3.09%	$4,880	NM
FFCO	FedFirst Financial Corp. of PA	0.31%	4.46%	1.36%	3.10%	0.22%	2.88%	0.00%	-0.05%	0.99%	0.94%	3.41%	0.03%	0.09%	0.00%	4.71%	1.68%	3.03%	$3,990	33.63%
HBNK	Hampden Bancorp, Inc. of MA	0.37%	4.28%	1.05%	3.23%	0.19%	3.04%	0.00%	0.00%	0.45%	0.44%	2.99%	0.00%	0.08%	0.00%	4.51%	1.26%	3.24%	$5,314	35.39%
MFLR	Mayflower Bancorp, Inc. of MA	0.49%	3.61%	0.52%	3.09%	0.09%	3.00%	0.03%	-0.07%	0.51%	0.48%	3.01%	0.00%	0.27%	0.00%	3.85%	0.58%	3.27%	NM	33.68%
NFSB	Newport Bancorp, Inc. of RI	0.34%	4.56%	1.35%	3.22%	0.24%	2.98%	0.00%	-0.03%	0.58%	0.55%	3.01%	0.00%	0.00%	0.00%	4.91%	1.53%	3.38%	$5,918	34.80%
OBAF	OBA Financial Serv. Inc. of MD	0.08%	4.18%	1.03%	3.15%	0.21%	2.94%	0.01%	-0.02%	0.24%	0.23%	3.05%	0.00%	0.00%	0.00%	4.40%	1.31%	3.10%	$5,848	35.60%
PEOP	Peoples Fed. Bancshares Inc. of MA	0.49%	3.75%	0.69%	3.06%	0.08%	2.98%	0.00%	-0.01%	0.31%	0.29%	2.46%	0.00%	0.01%	0.00%	3.98%	0.89%	3.09%	$7,643	39.98%
STND	Standard Financial Corp. of PA	0.73%	4.09%	1.04%	3.04%	0.33%	2.71%	0.02%	0.00%	0.49%	0.51%	2.18%	0.04%	0.03%	0.00%	4.37%	1.28%	3.09%	$4,680	29.98%
WVFC	WVS Financial Corp. of PA	0.63%	2.94%	0.70%	2.25%	-0.03%	2.28%	0.00%	0.00%	0.19%	0.19%	1.47%	0.00%	-0.05%	0.00%	2.99%	0.80%	2.19%	$7,133	32.50%

Source:  SNL Financial, LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

Board of Directors

May 25, 2012

of 6.3% for the Peer Group.  Asset growth by the Bank consisted of cash and investments, which was partially offset by a decrease in loans.  Comparatively, asset growth for the Peer Group was also largely due to an increase in cash and investments, while loans increased slightly for the Peer Group.

Deposit growth funded the Bank’s asset growth, while deposit growth funded the Peer Group’s asset growth as well as a reduction in borrowings.  The Bank’s deposit growth rate of 20.7% exceeded the Peer Group’s deposit growth rate of 4.4%.  Updated tangible net worth growth rates continued to reflect a stronger growth rate for the Bank (4.1% increase versus a 0.4% decrease for the Peer Group), with capital management strategies such as dividend payments and stock repurchases continuing to factor into the Peer Group’s lower growth rate.

Table 3 displays comparative operating results for Meetinghouse Bank and the Peer Group, based on earnings for the twelve months ended March 31, 2012, unless otherwise indicated for the Peer Group companies.  Meetinghouse Bank and the Peer Group reported updated net income to average assets ratios of 0.32% and 0.39%, respectively.  The Peer Group’s slightly higher return continued to be realized through a lower operating expense ratio, which was partially offset by the Bank’s higher ratios for non-interest operating income and net gains and lower ratio for loan loss provisions.

In terms of core earnings strength, updated expense coverage ratios posted by Meetinghouse Bank and the Peer Group equaled 0.82x and 1.11x, respectively.  The Peer Group’s higher expense coverage continued to be supported by a lower operating expense ratio (2.73% of average assets versus 3.70% of average assets for the Bank), as updated net interest income ratios for the Bank and the Peer Group were approximately the same (3.04% of average assets versus 3.03% of average assets for the Peer Group).

Non-interest operating income remained a slightly larger contributor to the Bank’s earnings, as such income amounted to 0.50% and 0.43% of the Bank’s and the Peer Group’s average assets, respectively.  Accordingly, taking non-interest operating income into account in assessing Meetinghouse Bank’s core earnings strength relative to the Peer Group’s, the Bank’s updated efficiency ratio of 104.5% remained higher or less favorable than the Peer Group’s efficiency ratio of 78.6%.

Net gains and losses realized from the sale of assets and other non-operating items continued to have a more significant impact on the Bank’s earnings, as the Bank and the Peer Group reported net gains equal to 0.72% and 0.05% of average assets, respectively.  As set forth in the Original Appraisal, typically, such gains and losses are discounted in valuation analyses as they tend to have a relatively high degree of volatility, and, thus, are not considered part of core operations.  If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability component.   Gains reported by Meetinghouse Bank continued to consist entirely of gains on the sale of loans.  Accordingly, with the inclusion of loan sale gains as part of the Bank’s non-interest operating income, the Bank’s efficiency ratio improved to 86.9%.  Extraordinary items were not a factor in either the Bank’s or the Peer Group’s updated earnings.

Board of Directors

May 25, 2012

Loan loss provisions remained a larger factor in the Peer Group’s updated earnings, with loan loss provisions established by the Bank and the Peer Group equaling 0.02% and 0.21% of average assets, respectively.

The Bank’s effective tax rate of 40.17% remained above the Peer Group’s effective tax rate of 34.44%.  As set forth in the prospectus, the Bank’s effective marginal tax rate is equal to 40.0%.

The Bank’s updated credit quality measures continued to imply lower credit risk exposure relative to the comparable Peer Group measures.  As shown in Table 4, the Bank’s non-performing assets/assets and non-performing loans/loans ratios of 0.69% and 0.01%, respectively, were lower than the comparable Peer Group ratios of 1.87% and 2.52%.  The Bank’s updated reserve coverage ratios continued to indicate a significantly higher level of reserves as a percent of non-performing loans (16,400.00% versus 59.81% for the Peer Group) and a lower level of reserves as a percent of loans (0.79% versus 1.10% for the Peer Group).  Net loan charge-offs remained a more significant factor for the Peer Group, with net loan charge-offs as a percent of loans equal to 0.27% for the Peer Group compared to zero net charge-offs recorded by the Bank.

3.         Stock Market Conditions

Since the date of the Original Appraisal, the broader stock market has generally trended lower.  In late-February 2012, the Dow Jones Industrial Average (“DJIA”) closed above 13000 for the first time since the financial crisis and February marked the fifth straight month that the DJIA closed higher.  Stocks faltered in early-March on worries about Greece and slower global economic growth, which was followed by a rebound going into mid-March.  Some favorable economic reports, including solid job growth reflected in the February employment data, Greece moving closer to completing its debt restructuring and most of the largest U.S. banks passing the latest round of “stress tests” contributed to the rally that pushed the broader stock market to multi-year highs in mid-March.  Concerns about slower growth in China pulled stocks lower heading into the close of the first quarter, while the broader stock market closed out the first quarter with a gain.  Overall, the DJIA was up 8.1% for the first quarter, which was the best first quarter performance for the DJIA since 1998.

Following the strong first quarter of 2012, stocks moved lower at the beginning of the second quarter.  Among the factors contributing to the decline included minutes from the latest Federal Reserve meeting that suggested further monetary stimulus was unlikely and a disappoint employment report for March, in which job growth was less than expected.  The DJIA had its worst week for 2012 in mid-April, as worries over rising borrowing costs for European countries fueled the downturn.  Stocks rebounded at the end of April and the DJIA moved to a four year high at the start of May, with some favorable first quarter earnings posted by some blue chip stocks and a stronger than expected reading for manufacturing activity in April supporting the gains.  A disappointing jobs report for April fueled a sell-off in the broader stock market to close out the first week of May, with the DJIA recording its worst week of 2012 on heightened concerns that the economic recovery was heading for a slowdown.  The downward in the broader stock market continued into late-May, as concerns about Greece’s political future and weak economic data for the U.S. economy weighed on investor sentiment.  A large trading loss disclosed by J.P. Morgan in mid-May further contributed to the decline in financial stocks.

Board of Directors

May 25, 2012

Table 4

Credit Risk Measures and Related Information

Comparable Institution Analysis

As of March 31, 2012 or Most Recent Date Available

			NPAs &				Rsrves/
		REO/	90+Del/	NPLs/	Rsrves/	Rsrves/	NPAs &	Net Loan	NLCs/
Institution		Assets	Assets	Loans	Loans	NPLs	90+Del	Chargoffs	Loans
		(%)	(%)	(%)	(%)	(%)	(%)	($000)	(%)

Meetinghouse Bank		0.69%	0.69%	0.01%	0.79%	16400.00%	65.34%	$0	0.00%

All Public Companies
Averages		0.52%	3.56%	4.39%	1.51%	52.33%	44.89%	$1,430	0.77%
Medians		0.19%	2.60%	3.32%	1.33%	37.89%	32.46%	$415	0.32%

State of MA
Averages		0.09%	1.50%	1.69%	1.04%	102.31%	73.73%	$321	0.13%
Medians		0.04%	1.36%	1.45%	0.97%	70.73%	54.44%	$123	0.11%

Comparable Group
Averages		0.24%	1.87%	2.52%	1.10%	59.81%	50.20%	$210	0.27%
Medians		0.12%	1.36%	1.69%	1.01%	57.91%	39.35%	$190	0.29%

Comparable Group
ALLB	Alliance Bancorp, Inc. of PA	1.43%	4.38%	5.52%	1.35%	25.04%	19.44%	$432	0.61%
CBNK	Chicopee Bancorp, Inc. of MA	0.15%	1.36%	1.67%	0.98%	61.08%	54.44%	$135	0.12%
FFCO	FedFirst Financial Corp. of PA	0.11%	1.33%	1.69%	1.25%	73.85%	67.81%	$155	0.25%
HBNK	Hampden Bancorp, Inc. of MA	0.22%	2.61%	3.57%	1.27%	35.54%	32.51%	$400	0.39%
MFLR	Mayflower Bancorp, Inc. of MA	0.08%	NA	NA	0.90%	NA	NA	$29	0.13%
NFSB	Newport Bancorp, Inc. of RI	0.13%	0.76%	0.83%	1.03%	123.83%	103.40%	$311	0.36%
OBAF	OBA Financial Serv. Inc. of MD	0.01%	2.99%	4.09%	0.94%	22.84%	22.76%	$225	0.32%
PEOP	Peoples Fed. Bancshares Inc. of MA	0.00%	1.61%	1.45%	0.84%	57.91%	39.35%	$57	0.06%
STND	Standard Financial Corp. of PA	0.18%	1.15%	1.48%	1.44%	97.09%	82.30%	$357	0.48%
WVFC	WVS Financial Corp. of PA	0.08%	0.60%	2.36%	0.99%	41.11%	29.79%	$0	0.00%

Source:

Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

Board of Directors

May 25, 2012

On May 25, 2012, the DJIA closed at 12454.83 or 3.8% lower since the date of the Original Appraisal and the NASDAQ closed at 2837.53 or 3.9% lower since the date of the Original Appraisal.

Volatility remained evident in the trading prices of thrift stocks as well as since the date of the Original Appraisal.  After trading in a fairly narrow range going into late-February, thrift stocks retreated along with the broader stock market in late-February and early-March, based on concerns related to the global economy.  Generally favorable results from the Federal Reserve’s latest round of “stress tests” triggered a broad based rally for bank and thrift stocks in mid-March.  Thrift stocks traded in a narrow range to close out the first quarter and then tumbled along with stocks in general at the start of the second quarter 2012, as investors reacted to the weaker than expected job growth reflected in the March employment report and renewed concerns about Europe’s debt problems.  The March consumer price index, which showed that core inflation was still above the Federal Reserve’s target range, also pressured thrift stocks lower in mid-April.  Thrift stocks rebounded in late-April, as the Federal Reserve meeting concluded with no change in its target rate and reaffirmation of their plan to keep short-term rates near zero until late-2014.  The disappointing employment report for April pushed thrift stocks lower to close out the first week of May, which was followed by a narrow trading range for the sector heading into mid-May.  J.P Morgan’s disclosure of a large trading loss rattled financial stocks in general in mid-May, while weakness in the broader stock market filtered into thrift stocks as well heading into late-May.  On May 25, 2012, the SNL Index for all publicly-traded thrifts closed at 505.5, a decrease of 1.5% since February 17, 2012.  However, more recent trends show a more significant decline in thrift stocks, as the SNL Index for all publicly-traded thrifts at May 25, 2012 was 4.5% lower compared to March 30, 2012.

In contrast to the SNL Index and the updated pricing measures for all publicly-traded thrifts, the updated pricing measures for the Peer Group were generally higher compared to the Original Appraisal.  The declines reflected in the Peer Group’s P/E multiples were attributable to comparatively larger increases in earnings per share relative to their trading prices.  Since the date of the Original Appraisal, the stock prices of nine out of the ten Peer Group companies were higher as of May 25, 2012.  A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on market prices as of February 17, 2012 and May 25, 2012.

Average Pricing Characteristics

	At Feb. 17,		At May 25,		%
	2012		2012		Change
Peer Group
Price/Earnings (x)(1)	42.49	x	35.09	x	(17.4)%
Price/Core Earnings (x)(1)	39.15		38.58		(1.5)
Price/Book (%)	78.65%		82.63%		5.1
Price/Tangible Book(%)	79.76		83.75		5.0
Price/Assets (%)	12.35		12.45		0.8
Avg. Mkt. Capitalization ($Mil)	$56.30		$58.29		3.5

Board of Directors

May 25, 2012

Average Pricing Characteristics (continued)

All Publicly-Traded Thrifts
Price/Earnings (x)	19.16	x	18.84	x	(1.7)%
Price/Core Earnings (x)	19.54		19.53		(0.1)
Price/Book (%)	80.31%		79.31%		(1.2)
Price/Tangible Book(%)	86.89		85.86		(1.2)
Price/Assets (%)	9.89		9.78		(1.1)
Avg. Mkt. Capitalization ($Mil)	$307.80		$292.93		(4.8)

(1) February 17, 2012 P/E multiples for the Peer Group have been revised to include P/E multiples above 40 times earnings and less than 100 times earnings, which were reflected as not meaningful (“NM”) in the Original Appraisal.

As set forth in the Original Appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically:  (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials.  The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book (“P/B”) ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value.  Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Over the past three months, there were no conversion offerings completed.  As shown in Table 5, two standard conversions and one second-step conversion have been completed during 2012.  The standard conversion offerings are considered to be more relevant for Meetinghouse Bank’s’ pro forma pricing.  The average closing pro forma price/tangible book ratio of the two standard conversion offerings equaled 53.8%.  On average, the two standard conversion offerings reflected price appreciation of 16.3% after the first week of trading.  As of May 25, 2012, the two standard conversion offerings reflected a 31.5% increase in price on average.  Of the two standard conversions completed in 2012, West Indiana Bancshares’ offering is viewed to be more comparable to the Bank’s offering based on the comparatively smaller size of its offering and its stock is quoted on the OTC Bulletin Board rather than on NASDAQ.  West Indiana Bancshares’ offering closed at the minimum of the offering range at a pro forma price/tangible book ratio of 48.9%

Board of Directors

May 25, 2012

Table 5

Pricing Characteristics and After-Market Trends

Conversions Completed in 2012

Institutional Information			Pre-Conversion Data				Offering Information				Contribution to		Insider Purchases
			Financial Info.		Asset Quality						Char. Found.		% Off Incl. Fdn.+Merger Shares
							Excluding Foundation					% of	Benefit Plans
	Conversion			Equity/	NPAs/	Res.	Gross	%	% of	Exp./		Public Off.		Recog.	Stk	Mgmt.&
Institution	Date	Ticker	Assets	Assets	Assets	Cov.	Proc.	Offer	Mid.	Proc.	Form	Excl. Fdn.	ESOP	Plans	Option	Dirs.
			($Mil)	(%)	(%)	(%)	($Mil.)	(%)	(%)	(%)		(%)	(%)	(%)	(%)	(%)(2)

Standard Conversions
Wellesley Bancorp, Inc. - MA*(1)	1/26/12	WEBK-NASDAQ	$274	8.07%	1.00%	118%	$22.5	100%	94%	5.5%	C/S	$225K/6.5%	8.0%	4.0%	10.0%	11.1%
West Indiana Bancshares, Inc. - IN*(1)	1/11/12	WEIN-OTC-BB	$225	7.94%	1.46%	76%	$13.6	100%	85%	9.2%	C/S	$125K/2.7%	8.0%	4.0%	10.0%	5.2%

	Averages - Standard Conversions:		$250	8.01%	1.23%	97%	$18.1	100%	89%	7.3%	N.A.	N.A.	8.0%	4.0%	10.0%	8.2%
	Medians - Standard Conversions:		$250	8.01%	1.23%	97%	$18.1	100%	89%	7.3%	N.A.	N.A.	8.0%	4.0%	10.0%	8.2%

Second Step Conversions
Cheviot Financial Corp., - OH*	1/18/12	CHEV-NASDAQ	$601	12.02%	2.74%	0%	$37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%

	Averages - Second Step Conversions:		$601	12.02%	2.74%	0%	$37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%
	Medians - Second Step Conversions:		$601	12.02%	2.74%	0%	$37.4	62%	85%	6.7%	N.A.	N.A.	4.0%	4.0%	10.0%	1.9%

Mutual Holding Companies(6)

	Averages - All Conversions:		$425	10.01%	1.99%	49%	$27.7	81%	87%	7.0%	N.A.	N.A.	6.0%	4.0%	10.0%	5.0%
	Medians - All Conversions:		$425	10.01%	1.99%	49%	$27.7	81%	87%	7.0%	N.A.	N.A.	6.0%	4.0%	10.0%	5.0%

Institutional Information				Pro Forma Data							Post-IPO Pricing Trends
				Pricing Ratios(3)(6)			Financial Charac.				Closing Price:
			Initial								First		After		After
	Conversion		Div.		Core		Core		Core	IPO	Trading	%	First	%	First	%	Thru	%
Institution	Date	Ticker	Yield	P/TB	P/E	P/A	ROA	TE/A	ROE	Price	Day	Chge	Week(4)	Chge	Month(5)	Chge	5/25/12	Chge
			(%)	(%)	(x)	(%)	(%)	(%)	(%)	($)	($)	(%)	($)	(%)	($)	(%)	($)	(%)

Standard Conversions
Wellesley Bancorp, Inc. - MA*(1)	1/26/12	WEBK-NASDAQ	0.00%	58.7%	12.8x	8.2%	0.6%	14.0%	4.6%	$10.00	$12.00	20.0%	$12.10	21.0%	$12.29	22.9%	$14.50	45.0%
West Indiana Bancshares, Inc. - IN*(1)	1/11/12	WEIN-OTC-BB	0.00%	48.9%	105.3x	5.9%	0.1%	12.1%	0.5%	$10.00	$11.26	12.6%	$11.15	11.5%	$12.00	20.0%	$11.80	18.0%

Averages - Standard Conversions:			0.00%	53.8%	59.0x	7.1%	0.4%	13.1%	2.5%	$10.00	$11.63	16.3%	$11.63	16.3%	$12.15	21.5%	$13.15	31.5%
Medians - Standard Conversions:			0.00%	53.8%	59.0x	7.1%	0.4%	13.1%	2.5%	$10.00	$11.63	16.3%	$11.63	16.3%	$12.15	21.5%	$13.15	31.5%

Second Step Conversions
Cheviot Financial Corp., - OH*	1/18/12	CHEV-NASDAQ	0.00%	65.6%	23.74	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%

Averages - Second Step Conversions:			0.00%	65.6%	23.7x	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%
Medians - Second Step Conversions:			0.00%	65.6%	23.7x	9.6%	0.4%	14.9%	2.5%	$8.00	$8.25	3.1%	$8.21	2.6%	$8.28	3.5%	$8.51	6.4%

Mutual Holding Companies(6)

Averages - All Conversions:			0.00%	59.7%	41.4x	8.3%	0.4%	14.0%	2.5%	$9.00	$9.94	9.7%	$9.92	9.4%	$10.21	12.5%	$10.83	18.9%
Medians - All Conversions:			0.00%	59.7%	41.4x	8.3%	0.4%	14.0%	2.5%	$9.00	$9.94	9.7%	$9.92	9.4%	$10.21	12.5%	$10.83	18.9%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, “NT” - Not Traded; “NA” - Not Applicable, Not Available; C/S-Cash/Stock.
(1) Non-OTS regulated thrift.			(5) Latest price if offering is more than one week but less than one month old.								(9) Former credit union.
(2) As a percent of MHC offering for MHC transactions.			(6) Mutual holding company pro forma data on full conversion basis.
(3) Does not take into account the adoption of SOP 93-6.			(7) Simultaneously completed acquisition of another financial institution.
(4) Latest price if offering is less than one week old.			(8) Simultaneously converted to a commercial bank charter.													May 25, 2012

Board of Directors

May 25, 2012

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to Meetinghouse Bank’s pro forma value based upon our comparative analysis to the Peer Group:

PreviousValuation
Key Valuation Parameters:	Adjustment

Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	No Adjustment
Asset Growth	No Adjustment
Primary Market Area	Slight Upward
Dividends	No Adjustment
Liquidity of the Shares	Moderate Downward
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal.  Accordingly, those parameters were not discussed further in this update.

In terms of balance sheet strength, on a pro forma basis the Bank’s updated financial condition remained slightly more favorable than the Peer Group’s updated financial condition, based on upward adjustments for the Bank’s credit quality, balance sheet liquidity and funding liabilities.  Likewise, no adjustment remained appropriate for earnings, as the Bank’s pro forma earnings strength and ability to grow earnings on a pro forma basis were viewed to be comparable to the comparable Peer Group measures.  No adjustment remained appropriate for the Bank’s asset growth, as the Bank’s pro forma leverage capacity will be similar to the Peer Group’s leverage capacity and the Bank’s stronger historical asset growth did not warrant an upward adjustment since it was realized through growth of lower yielding cash and investments rather than higher yielding loans.

While the general market for thrift stocks was down slightly since the date of the Original Appraisal, as indicated by the decrease recorded in the SNL Index for all publicly-traded thrifts and the generally lower updated pricing measures for all publicly-traded thrifts, more recent trends show a more significant decline in thrift stocks since the end of the first quarter.  Comparatively, the updated pricing measures for the Peer Group were, on average, slightly higher since the date of the Original Appraisal.  There were no conversion offerings completed since the date of the Original Appraisal.

Overall, taking into account the foregoing factors, we believe that the Bank’s estimated pro market value as set forth in the Original Appraisal remains appropriate.

Board of Directors

May 25, 2012

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Meetinghouse Bank’s to-be-issued stock -- price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized in the Original Appraisal were updated with financial data as of March 31, 2012.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach.  Also consistent with the Original Appraisal, this updated appraisal incorporates a “technical” analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Company will adopt Statement of Position (“SOP” 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares.  For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company’s shareholders.  However, we have considered the impact of the Company’s adoption of SOP 93-6 in the determination of pro forma market value.

1.         P/E Approach.  In applying the P/E approach, RP Financial’s valuation conclusions considered both reported earnings and a recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds.  The Bank’s reported earnings equaled $216,000 for the twelve months ended March 31, 2012.  In deriving Meetinghouse Bank’s core earnings, the Bank’s reported earnings were viewed to be representative of its core earnings and, thus, no adjustments were made to reported earnings in deriving core earnings.  (Note:  see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Based on Meetinghouse Bank’s reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Bank’s reported and core P/E multiples at the $5.0 million midpoint value both equaled 33.41 times.  The Bank’s updated reported and core P/E multiples provided for discounts of 4.79% and 13.40% relative to the Peer Group’s average reported and core P/E multiples of 35.09 times and 38.58 times, respectively (versus discounts of 19.06% and 12.16% relative to the Peer Group’s average reported and core P/E multiples as of the Original Appraisal date).  The Bank’s updated reported and core P/E multiples indicated discounts of 10.04% and 20.90% relative to the Peer Group’s median reported and core P/E multiples, which equaled 37.14 times and 42.24 times, respectively (versus discounts of 6.12% and 8.29% relative to the Peer Group’s median

Board of Directors

May 25, 2012

reported and core P/E multiples as of the Original Appraisal date).  It should be noted that the calculation of the Peer Group’s P/E multiples as of the Original Appraisal date were revised to include P/E multiples that were above 40x and less than 100x.  The Bank’s pro forma P/E ratios at the minimum and the super maximum equaled 26.76 times and 50.86 times, respectively.  The Bank’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 6, and the pro forma calculations are detailed in Exhibits 3 and 4.

2.         P/B Approach.  P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings.  In applying the P/B approach, we considered both reported book value and tangible book value.  Based on the $5.0 million midpoint value, the Bank’s P/B and P/TB ratios both equaled 56.85%.  In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 82.63% and 83.75%, respectively, Meetinghouse Bank’s updated ratios reflected a discount of 31.20% on a P/B basis and a discount of 32.12% on a P/TB basis (versus discounts of 28.37% and 29.36% from the average Peer Group’s P/B and P/TB ratios as indicated in the Original Appraisal).  In comparison to the median P/B and P/TB ratios indicated for the Peer Group which both equaled 86.33%, Meetinghouse Bank’s updated ratios both reflected discounts of 34.15% at the $5.0 million midpoint value (versus discounts of 26.65% and 28.76% from the Peer Group’s median P/B and P/TB ratios as indicated in the Original Appraisal).  At the top of the super range, the Bank’s P/B and P/TB ratios both equaled 64.72%.  In comparison to the Peer Group’s average P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range reflected discounts of 21.67% and 22.72%, respectively.  In comparison to the Peer Group’s median P/B and P/TB ratios, the Bank’s P/B and P/TB ratios at the top of the super range both reflected discounts of 25.03%.  RP Financial considered the discounts under the P/B approach to be reasonable, given that the Bank’s pro forma P/E multiples were at significant premiums to the Peer Group’s P/E multiples.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings.  As indicated in the Original Appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value.  Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, two standard conversion offerings have been completed during 2012.  In comparison to the 53.80% average closing forma P/TB ratio of the two standard conversions, the Bank’s P/TB ratio of 56.85% at the midpoint value reflects an implied premium of 5.67%.  At the top of the super range, the Bank’s P/TB ratio of 64.72% reflects an implied premium of 20.30% relative to the two standard conversions average P/TB ratio at closing.  In comparison to West Indiana Bancshares closing pro forma P/TB ratio of 48.90%, the Bank’s P/TB ratio of 56.85% at the midpoint value reflects an implied premium of 16.26%.  At the top of the super range, the Bank’s P/TB ratio of 64.72% reflects an implied premium of 32.35% relative to West Indiana Bancshares’ P/TB ratio at closing.

3.         P/A Approach.  P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value.  Investors place significantly greater weight on book value and earnings -- which have

Board of Directors

May 25, 2012

Table 6

Public Market Pricing

Meetinghouse Bank and the Comparables

As of May 25, 2012

		Market		Per Share Data
		Capitalization		Core	Book						Dividends(4)			Financial Characteristics(6)
		Price/	Market	12 Month	Value/	Pricing Ratios(3)					Amount/		Payout	Total	Equity/	Tang Eq/	NPAs/	Reported		Core
		Share(1)	Value	EPS(2)	Share	P/E	P/B	P/A	P/TB	P/Core	Share	Yield	Ratio(5)	Assets	Assets	Assets	Assets	ROA	ROE	ROA	ROE
		($)	($Mil)	($)	($)	(x)	(%)	(%)	(%)	(x)	($)	(%)	(%)	($Mil)	(%)	(%)	(%)	(%)	(%)	(%)	(%)
Meetinghouse Bank
Superrange		$10.00	$6.61	$0.20	$15.45	50.86x	64.72%	8.53%	64.72%	50.86x	$0.00	0.00%	0.00%	$78	13.18%	13.18%	0.65%	0.17%	1.27%	0.17%	1.27%
Maximum		$10.00	$5.75	$0.24	$16.45	40.92x	60.79%	7.49%	60.79%	40.92x	$0.00	0.00%	0.00%	$77	12.32%	12.32%	0.65%	0.18%	1.49%	0.18%	1.49%
Midpoint		$10.00	$5.00	$0.30	$17.59	33.41x	56.85%	6.57%	56.85%	33.41x	$0.00	0.00%	0.00%	$76	11.56%	11.56%	0.66%	0.20%	1.70%	0.20%	1.70%
Minimum		$10.00	$4.25	$0.37	$19.15	26.76x	52.22%	5.63%	52.22%	26.76x	$0.00	0.00%	0.00%	$75	10.78%	10.78%	0.67%	0.21%	1.95%	0.21%	1.95%

All Non-MHC Public Companies (7)
Averages		$12.20	$292.93	$0.13	$14.86	18.84x	79.31%	9.78%	85.86%	19.53x	$0.21	1.67%	25.22%	$2,766	12.56%	11.93%	3.54%	0.20%	1.32%	0.09%	0.17%
Medians		$12.07	$73.35	$0.32	$13.99	17.75x	80.44%	9.79%	82.89%	18.35x	$0.16	1.25%	0.00%	$900	11.62%	10.77%	2.52%	0.40%	3.00%	0.29%	2.21%

All Non-MHC State of MA(7)
Averages		$18.61	$178.75	$0.85	$17.36	23.57x	101.29%	13.03%	110.51%	20.90x	$0.27	1.54%	28.28%	$1,380	13.69%	12.94%	1.37%	0.46%	3.98%	0.47%	3.88%
Medians		$14.50	$112.49	$0.34	$15.37	22.38x	94.71%	12.90%	98.78%	20.38x	$0.22	1.47%	0.09%	$665	13.78%	13.48%	0.94%	0.47%	2.41%	0.38%	2.38%

Comparable Group Averages
Averages		$13.32	$58.29	$0.40	$16.33	35.09x	82.63%	12.45%	83.75%	38.58x	$0.11	0.95%	18.94%	$447	15.02%	14.81%	1.87%	0.39%	2.79%	0.36%	2.52%
Medians		$13.88	$60.02	$0.34	$15.65	37.14x	86.33%	12.84%	86.33%	42.24x	$0.16	1.10%	19.15%	$458	15.92%	15.32%	1.36%	0.35%	2.35%	0.32%	2.15%

Comparable Group
ALLB	Alliance Bancorp, Inc. of PA	$11.88	$65.03	$0.18	$15.14	66.00x	78.47%	13.44%	78.47%	66.00x	$0.20	1.68%	NM	$484	17.12%	17.12%	4.38%	0.21%	1.17%	0.21%	1.17%
CBNK	Chicopee Bancorp, Inc. of MA	$14.50	$80.52	$0.24	$16.16	55.77x	89.73%	13.31%	89.73%	60.42x	$0.00	0.00%	0.00%	$605	14.83%	14.83%	1.36%	0.24%	1.59%	0.22%	1.47%
FFCO	FedFirst Financial Corp. of PA	$14.25	$41.50	$0.29	$20.05	39.58x	71.07%	12.09%	72.56%	49.14x	$0.16	1.12%	44.44%	$343	17.03%	16.74%	1.33%	0.31%	1.77%	0.25%	1.43%
HBNK	Hampden Bancorp, Inc. of MA	$13.00	$79.12	$0.30	$14.37	37.14x	90.47%	12.95%	90.47%	43.33x	$0.16	1.23%	45.71%	$611	14.31%	14.31%	2.61%	0.37%	2.35%	0.32%	2.02%
MFLR	Mayflower Bancorp, Inc. of MA	$10.50	$21.66	$0.38	$10.61	17.80x	98.96%	8.61%	98.96%	27.63x	$0.24	2.29%	40.68%	$252	8.70%	8.70%	NA	0.49%	5.62%	0.31%	3.62%
NFSB	Newport Bancorp, Inc. of RI	$13.50	$47.33	$0.44	$14.89	30.68x	90.66%	10.12%	90.66%	30.68x	$0.00	0.00%	0.00%	$468	11.17%	11.17%	0.76%	0.34%	3.01%	0.34%	3.01%
OBAF	OBA Financial Serv. Inc. of MD	$15.05	$62.86	$0.07	$18.15	NM	82.92%	16.04%	82.92%	NM	$0.00	0.00%	0.00%	$392	19.35%	19.35%	2.99%	0.08%	0.37%	0.08%	0.37%
PEOP	Peoples Fed. Bancshares Inc. of MA	$16.05	$111.79	$0.38	$16.28	41.15x	98.59%	20.04%	98.59%	42.24x	$0.00	0.00%	0.00%	$558	20.32%	20.32%	1.61%	0.50%	2.35%	0.48%	2.29%
STND	Standard Financial Corp. of PA	$16.75	$57.17	$0.91	$23.12	17.82x	72.45%	12.72%	82.19%	18.41x	$0.18	1.07%	19.15%	$449	17.56%	15.81%	1.15%	0.73%	4.12%	0.71%	3.99%
WVFC	WVS Financial Corp. of PA	$7.72	$15.89	$0.82	$14.57	9.90x	52.99%	5.18%	52.99%	9.41x	$0.16	2.07%	20.51%	$307	9.78%	9.78%	0.60%	0.64%	5.51%	0.67%	5.79%

(1)  Average of High/Low or Bid/Ask price per share.

(2)  EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.

(3)  P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.

(4)  Indicated 12 month dividend, based on last quarterly dividend declared.

(5)  Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.

(6)  ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.

(7)  Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

(8) P/E multiples greater than 100x and negative P/E multiples are shown as not meaningful (“NM”).

Source:  SNL Financial, LC. and RP® Financial, LC. calculations.  The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Copyright (c) 2012 by RP® Financial, LC.

Board of Directors

May 25, 2012

received greater weight in our valuation analysis.  At the $5.0 million midpoint value, Meetinghouse Bank’s pro forma P/A ratio equaled 6.57%.  In comparison to the Peer Group’s average P/A ratio of 12.45%, Meetinghouse Bank’s P/A ratio indicated a discount of 47.23% (versus a discount of 43.97% at the midpoint valuation in the Original Appraisal).  In comparison to the Peer Group’s median P/A ratio of 12.84%, Meetinghouse Bank’s P/A ratio at the $5.0 million midpoint value indicated a discount of 48.83% (versus a discount of 46.40% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of May 25, 2012, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion equaled $5.0 million at the midpoint, equal to 500,000 shares offered at a per share value of $10.00.  Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $4,250,000 and a maximum value of $5,750,000.  Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 425,000 at the minimum and 575,000 at the maximum.  In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a super maximum value of $6,612,500 without a resolicitation.  Based on the $10.00 per share offering price, the super maximum value would result in total shares outstanding of 661,250.  The pro forma valuation calculations relative to the Peer Group are shown in Table 8 and are detailed in Exhibit 3 and Exhibit 4.

Respectfully submitted,

RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

Gregory E. Dunn
Director

RP® Financial, LC.

EXHIBITS

NUMERICAL EXHIBITS OMITTED IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE EXHIBITS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.